Exhibit 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(1)
     The following table sets forth Lamar Advertising’s ratio of earnings to fixed charges for the periods indicated.

	YEARS ENDED DECEMBER 31,					September 30,
(dollars in thousands)	2005	2006	2007	2008	2009(2)	2010(2)	2009(2)
Net income (loss)	$41,779	$41,946	$40,982	$2,162	$(58,038)	$(32,983)	$(38,356)
Income tax expense (benefit)	31,899	32,994	33,901	9,349	(36,101)	(18,864)	(24,005)
Fixed charges	147,069	173,889	232,691	242,877	268,441	192,499	198,985

Earnings	220,747	248,829	307,574	254,388	174,302	140,652	136,624

Interest expense, Net	89,160	111,644	166,003	169,150	196,520	141,132	144,643
Rents under leases representative of an interest factor (1/3)	57,544	61,880	66,323	73,362	71,556	51,094	54,069
Preferred dividends	365	365	365	365	365	273	273

Fixed Charges	147,069	173,889	232,691	242,877	268,441	192,499	198,985

Ratio of earnings to fixed charges	1.5x	1.4x	1.3x	1.0x	0.6x	0.7x	0.7x

(1)	The ratio of earnings to fixed charges is defined as earnings divided by fixed charges. For purposes of this ratio, earnings is defined as net income (loss) before income taxes and cumulative effect of a change in accounting principle and fixed charges. Fixed charges is defined as the sum of interest expense, preferred stock dividends and the component of rental expense that we believe to be representative of the interest factor for those amounts.

(2)	For the year ended December 31, 2009 and the nine months ended September 30, 2010 and 2009, earnings were insufficient to cover fixed charges by $94.1 million, $51.8 million and $62.4 million, respectively.